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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              ATL ULTRASOUND, INC.
                           (Name of Subject Company)

                         ------------------------------

                              ATL ULTRASOUND, INC.
                      (Name of Person(s) Filing Statement)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
               SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK)
                         (Title of Class of Securities)

                                  00207N 10 0
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                             W. BRINTON YORKS, JR.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              ATL ULTRASOUND, INC.
                         22100 BOTHELL EVERETT HIGHWAY
                                 P.O. BOX 3003
                         BOTHELL, WASHINGTON 98041-3003
                                 (425) 487-7152

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:
                         ROBERT I. TOWNSEND, III, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

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                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Philips Acquisition, Inc., a Washington corporation ("Merger Sub") and a wholly owned subsidiary of Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Royal Philips"), to purchase all of the Shares (as defined below) of ATL Ultrasound, Inc., a Washington corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name and address of the principal executive offices of the Company is ATL Ultrasound, Inc., 22100 Bothell Everett Highway, P.O. Box 3003, Bothell, Washington 98041-3003. This Schedule 14D-9 relates to the Company's Common Stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase Series A Participating Cumulative Preferred Stock (the "Rights" and, together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the tender offer made by Merger Sub, disclosed in a Tender Offer Statement on Schedule 14D-1 (as amended or supplemented from time to time, the "Schedule 14D-1") dated August 4, 1998, to purchase all the outstanding Shares at a price (the "Offer Price") of $50.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 1998 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 29, 1998, among the Company, Merger Sub and Parent (the "Merger Agreement"), which provides for the making of the Offer by Merger Sub, subject to the conditions and upon the terms of the Merger Agreement, and (subject to Section 2.1(b) of Merger Agreement, pursuant to which at Parent's option the Company will be merged into Merger Sub) for the subsequent merger of Merger Sub with and into the Company (either such merger, the "Merger"). In the Merger, each Share outstanding at the Effective Time (as defined in the Merger Agreement) (other than Shares held in the treasury of the Company or held by Parent, Merger Sub or any other subsidiary of Parent, or shares held by shareholders validly exercising dissenters' rights pursuant to Section 23B.13.020 of the Washington Business Corporation Act) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $50.50 per Share or such greater amount per Share which may be paid pursuant to the Offer (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto, is summarized in Section 11 of the Offer to Purchase and incorporated herein by reference.

    The Schedule 14D-1 states that the principal executive offices of Merger Sub and Parent are located at 1251 Avenue of the Americas, New York, New York 10020.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1) GENERAL. The information contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers are described in the Information Statement dated August 4, 1998, included as Exhibit A to this Schedule 14D-9 and incorporated herein by reference. The Information Statement will be furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Parent's right (after consummation of the Offer) to designate persons to be appointed
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to the Board of Directors of the Company (the "Board") other than at a meeting of the shareholders of the Company. Other such contracts, arrangements and understandings known to the Company are described below or are summarized in
Section 10 of the Offer to Purchase, which is incorporated herein by reference.

    (2) CERTAIN EXECUTIVE COMPENSATION AND OTHER EMPLOYEE-RELATED MATTERS IN CONNECTION WITH THE MERGER.

    EMPLOYMENT AGREEMENTS. Prior to the execution of the Merger Agreement, the Company and five of its executive officers (the "Senior Officers") were parties to change in control/severance agreements which provided for, among other things, the payment of severance amounts and benefits upon certain terminations of employment in connection with a "Change in Control" of the Company. The Senior Officers have entered into new employment arrangements with the Company that are generally effective as of the Effective Time and that replace the existing change in control agreements. If the Merger Agreement is terminated, the new employment agreements will not take effect and the existing change in control agreements will continue in effect. Copies of the new employment agreements are filed as Exhibits (c)(2), (c)(3), (c)(4), (c)(5) and (c)(6) and incorporated herein by reference, and the following summary is qualified in its entirety by reference to those agreements.

    EMPLOYMENT AGREEMENT OF MR. FILL. The new employment agreement (the "Fill Agreement") for Dennis C. Fill, Chairman and Chief Executive Officer of the Company, provides that Mr. Fill will remain the Chief Executive Officer and President of the Company until December 31, 1998 (the "Fill Employment Period"), at which point he will retire from the Company. During the Fill Employment Period, Mr. Fill will continue to be paid his current rate of base salary and will receive an annual bonus for 1998 equal to his base salary. In addition, the Fill Agreement continues the current postretirement consulting arrangements between Mr. Fill and the Company on similar terms. For the five years following his retirement (the "Fill Consulting Period"), Mr. Fill will provide consulting services to the Company. In consideration for these services, Mr. Fill will be paid $1,150,000 on or about the Effective Time and will be paid $60,000 at the beginning of each of the 20 calendar quarters beginning on January 1, 1999. The Company will also (i) pay Mr. Fill's Medicare premiums for life and (ii) cancel all current life insurance arrangements for Mr. Fill and make a cash payment in an amount sufficient to enable Mr. Fill to purchase a paid-up $300,000 life insurance policy.

    If Mr. Fill is involuntarily terminated without cause (as defined in the Fill Agreement) or he voluntarily terminates due to a material breach of the Fill Agreement by the Company, he will be paid the base salary, bonus and consulting fees that the Company would otherwise have paid during the Fill Employment Period and the Fill Consulting Period.

    The Fill Agreement prohibits Mr. Fill from competing with the business of the Company and Philips Medical Systems during, and for one year after, the Fill Employment Period and the Fill Consulting Period.

    EMPLOYMENT AGREEMENTS OF MESSRS. BLEM AND SOUQUET AND MS. DUNLAP. The new employment agreements (the "Employment Agreements") with Donald D. Blem, Senior Vice President, Operations, Jacques Souquet, Senior Vice President, Product Generation and Pamela L. Dunlap, Senior Vice President, Finance and Administration, and Chief Financial Officer (the "Executives"), are effective during the period beginning on the effective time of the Merger (the "Effective Time") and ending on December 31, 2001 (the "Employment Period"). Pursuant to the Employment Agreements, Messrs. Blem and Souquet and Ms. Dunlap will serve as Senior Vice President of Operations, Senior Vice President-Chief Technology Officer and Senior Vice President of Finance and Administration and Chief Financial Officer, respectively, of the Company with base salaries of $245,000, $255,000 and $200,000, respectively. Each Executive will be entitled to an annual bonus upon achievement of specified targets with a target bonus opportunity of 50 percent of base salary which may be higher or lower depending upon performance. On January 1, 1999, the Executives will be paid a bonus for 1998 equal to a pro rata portion (based on the number of days

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elapsed in 1998 through the Effective Time) of the bonus payable based on the
Company's annualized performance through the end of the last fiscal quarter before the Effective Time.

    Messrs. Blem and Souquet and Ms. Dunlap will be granted stock options ("Options") to acquire 5,000, 7,000 and 5,000 shares, respectively, of common stock of Royal Philips. Such Options will become exercisable ratably over a three-year period. Pursuant to the Employment Agreements, the Company shall establish a Long-Term Performance Unit Plan (the "New LTIP") that will provide each Executive with a bonus (the "Incentive Bonus") equal to that Executive's base salary, if the Executive is an employee of the Company on December 31, 2001, and 75 percent of the Strategic Plan (as such term is defined in the Employment Agreements) has been achieved during the 1999-2001 performance period (the "Performance Period"). If 100 percent of the Strategic Plan is achieved during the Performance Period, each Executive's Incentive Bonus shall be two times base salary and if 100 percent of the Strategic Plan is achieved, including synergies, the Incentive Bonus shall be three times base salary. Following December 31, 1999, and December 31, 2000, each Executive shall receive a payment equal to 20 percent of base salary (each an "Advance Bonus") which shall reduce the Incentive Bonus, on a dollar for dollar basis, otherwise payable under the New LTIP.

    If any Executive's employment is terminated by the Company without cause (as defined in such Executive's Employment Agreement) or if an Executive terminates due to a material breach of such Executive's Employment Agreement by the Company, the Company will pay such Executive a lump sum equal to the remaining salary and bonus for the remaining Employment Period and a pro rata Incentive Bonus to be paid when such bonuses would have otherwise become payable. In addition, all Options held by such Executive will become immediately exercisable and will remain exercisable for at least one year following termination of employment.

    The Employment Agreements prohibit the Executives from competing with the business of the Company and Philips Medical Systems during, and for one year after, the Employment Period.

    EMPLOYMENT AND CONSULTING AGREEMENT OF MR. DIAZ. Mr. Castor F. Diaz, Senior Vice President, Worldwide Sales and Marketing of the Company, has entered into an employment and consulting agreement (the "Diaz Agreement") with the Company that is effective as of the Effective Time. Under the Diaz Agreement, Mr. Diaz will be employed as Senior Vice President-Worldwide Sales and Marketing of the Company at an annual salary of $285,000 from the Effective Time until December 31, 1999 (the "Diaz Employment Period"). Mr. Diaz will be entitled to an annual bonus upon achievement of certain targets with a target bonus opportunity of 50 percent of base salary which may be higher or lower depending upon performance. On January 1, 1999, Mr. Diaz will be paid a bonus for 1998 equal to a pro rata portion (based on the number of days elapsed in 1998 through the Effective Time) of the bonus payable based on the Company's annualized performance through the end of the last fiscal quarter before the Effective Time.

    Mr. Diaz will be granted Options to acquire 5,000 shares of common stock of Royal Philips. Such Options will become exercisable at a rate of 50 percent on July 31, 1999, and 50 percent on December 31, 1999. Unless Mr. Diaz is terminated by the Company for cause (as such term is defined in the Diaz Agreement) or voluntarily resigns, his Options will remain exercisable for at least one year following the Diaz Term (as defined below). In addition, Mr. Diaz shall be eligible for an Incentive Bonus under the New LTIP, on the same basis as described above for the Executives, pro rated, based on the ratio of the number of days in the Diaz Employment Period to the number of days in the Performance Period. Under the New LTIP, Mr. Diaz will receive a bonus of 20 percent of base salary upon completion of the first year of the New LTIP, which shall reduce, on a dollar for dollar basis, the amount of Mr. Diaz's Incentive Bonus otherwise payable under the New LTIP.

    Immediately following the expiration of the Diaz Employment Period, Mr. Diaz will serve as a consultant for two additional years (the "Diaz Consulting Period" and, together with the Diaz Employment Period, the "Diaz Term"). During the Diaz Consulting Period, the Company shall pay Mr. Diaz a consulting fee of $200,000 per year. In addition, until Mr. Diaz is entitled to Medicare, he shall be entitled

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to receive medical benefits (or the after tax cost of such benefits if they cannot be provided pursuant to the Company's medical plans) from the Company.

    If Mr. Diaz's employment or consultancy is terminated by the Company without cause or if Mr. Diaz terminates upon a material breach of the Diaz Agreement by the Company, he will be paid the base salary, average bonus and consulting fees that the Company otherwise would have paid during the Diaz Term.

    The Diaz Agreement prohibits Mr. Diaz from competing with the business of the Company and Philips Medical Systems during, and for one year after, the Diaz Term.

    EMPLOYMENT AGREEMENTS WITH OTHER OFFICERS. Under the Merger Agreement, the Company shall use its best efforts to enter into 15 employment contracts with vice president-level employees of the Company that provide for one year after the Effective Time (i) base salary and annual bonus opportunity equal to those provided by the Company before the Effective Time, (ii) severance benefits in an amount equal to the base salary that would be paid through the remainder of the term in the event of an involuntary termination of employment or a termination after a material breach of the agreements by the Company and (iii) participation in the New LTIP.

    EFFECT OF THE MERGER ON EMPLOYEE BENEFIT AND STOCK PLANS. In addition to the provisions relating to employment agreements described above, the Merger Agreement contemplates that certain additional actions will be taken in respect of employee benefit and stock plans in which executive officers of the Company are eligible to participate. Parent shall cause the Company (or if Merger Sub will be the surviving entity in the Merger, Merger Sub) (the "Surviving Corporation") to honor all benefit obligations accrued as of the Effective Time. For a period of two years after the Effective Time, the Surviving Corporation will provide benefits (other than stock-related benefits) to Company employees that are substantially similar to those provided by the Company before the Effective Time.

    In accordance with the Merger Agreement, the Company will use its reasonable best efforts to cause each option to purchase Shares (whether or not exercisable) to be surrendered and canceled as of the Effective Time for a cash payment equal to the product of (i) the number of Shares subject to the option and (ii) the difference between the Merger Consideration and the per Share exercise price of the option.

    In addition, the transactions contemplated by the Merger Agreement will constitute a "Change in Control" for purposes of certain compensation and benefit programs of the Company. As a result, all outstanding options will immediately become vested and exercisable, the restrictions on all restricted stock awards will vest and the current long term bonus cycles will be terminated and paid out.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATIONS OF THE BOARD OF DIRECTORS

    At a meeting held on July 28, 1998, the Board unanimously (i) adopted the Merger Agreement and approved the Offer and the Merger, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interest of, holders of Shares and (iii) recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Accordingly, the Board unanimously recommends that the shareholders of the Company tender their Shares pursuant to the Offer. Copies of the Company's press release announcing the Merger Agreement and the transactions contemplated thereby and a letter to the shareholders of the Company communicating the Board's recommendation are filed as Exhibits (a) (3) and (a) (4) hereto, respectively, and are incorporated herein by reference.

    (b)(1) BACKGROUND.

    In September 1997, Frank Low, an independent consultant who has been retained from time to time by the Company to advise the Company with respect to the diagnostic imaging industry, including the review of possible strategic alliances, called representatives of Royal Philips and Parent (for purposes of this Item 4, references to Parent or its representatives include Royal Philips or its representatives) and the

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Company to explore the possibility of interest in a strategic transaction between the two companies. On October 8, 1997, Parent and the Company entered into a confidentiality agreement to govern the exchange of nonpublic information between them.

    In October and November 1997, Mr. Diaz and Harvey N. Gillis, then Chief Financial Officer of the Company, held discussions to exchange information regarding potential strategic opportunities with representatives of Parent. In early December 1997, Messrs. Fill and Souquet met with Henk Bodt, Executive Vice President of Royal Philips, to further discuss potential synergies of a strategic transaction. In mid-December 1997, Mr. Fill was informed that Parent had decided that it had no further interest in an acquisition of the Company.

    In June 1998, Mr. Low called Mr. Fill to tell him that Parent had a renewed interest in a possible acquisition of the Company. Mr. Low forwarded to Mr. Fill a request he had received from Parent for Mr. Fill to meet with representatives of Parent. Mr. Fill responded that he would be willing to meet with Parent's representatives.

    On June 22, 1998, Messrs. Fill, Diaz and Souquet met with Mr. Cor Boonstra, Chief Executive Officer of Royal Philips, and Mr. Jan Hommen, Chief Financial Officer of Royal Philips, in Parent's New York City offices. Messrs. Boonstra and Hommen indicated that Parent had reevaluated its diagnostic imaging business during the spring and had decided to grow such business, including through possible acquisitions, and for that reason were interested in recommencing discussions with the Company about a possible business combination. During the meeting, representatives of the Company presented a profile of the Company which had been presented at a recent financial analysts' conference and presented an overview of the Company's business and technology. Representatives of Parent presented an overview of Parent's diagnostic imaging business and indicated that there could be benefits of a combination of the diagnostic imaging businesses of both companies. During the course of the meeting, Parent's representatives and Mr. Fill held preliminary discussions regarding valuation and other material issues concerning a potential acquisition of the Company.

    Representatives of Parent stated that any discussions of a possible merger would have to be facilitated by a due diligence investigation by Parent of the Company's business. The parties agreed at this meeting to enter into an exclusivity agreement whereby the Company would discuss the possibility of a business combination only with Parent during the period from June 22 to July 17, 1998. This agreement was signed the following day.

    From June 29 to July 2, 1998, the parties met in Bellevue, Washington to conduct a due diligence exchange of information. Representatives of Parent and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), financial advisor to Parent, led by Mr. Jan van Leeuwen of Royal Philips' mergers and acquisitions department, met with representatives of the Company, led by Mr. Fill and including a representative of BT Alex. Brown Incorporated ("BT Alex. Brown"), financial advisor to the Company. At the conclusion of these meetings, Parent's representatives announced that they would review the results of the meetings before proceeding with any further discussions.

    On July 8, 1998, Messrs. Fill and Hommen spoke by telephone regarding the potential valuation of an acquisition of the Company. A few days after such discussion, Mr. Hommen stated that a further round of due diligence investigation by Parent was necessary. Mr. Fill said that the Company would participate with Parent in further due diligence review in meetings on July 15 to July 17 in Seattle, Washington, in which representatives of Parent, led by Mr. van Leeuwen, and representatives of Merrill Lynch met with the representatives of the Company who participated in the previous due diligence meetings. Messrs. Fill and Hommen met in New York City on July 17 and discussed a number of issues posed by a possible acquisition of the Company. Messrs. Fill and Hommen agreed to continue these discussions the following week after all parties gave further consideration to the issues.

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    On July 20 through July 27, 1998, representatives of the parties and their financial and legal advisors further discussed valuation and other issues and, during the same period, the parties' legal advisors negotiated the terms of the draft Merger Agreement and the employment agreements with the Senior Officers and the parties engaged in further due diligence exchanges.

    At a meeting held on the morning of July 28, 1998, in Seattle, Washington, the Board of Directors of the Company met to consider the terms of the proposed acquisition. At such meeting, the Board of Directors reviewed and discussed the latest terms of the proposed acquisition and received reports from and asked questions of its management and legal and financial advisors. During that afternoon, Messrs. Fill and Hommen further negotiated, and ultimately agreed upon, a price per Share of $50.50 for the Offer and the Merger and representatives of the parties and their legal advisors negotiated and agreed upon the other terms of the Merger Agreement and the employment agreements with the Senior Officers. The Board of Directors of the Company met again late in the afternoon of July 28, at which time the advisors described the final terms of the proposed acquisition, the Board received an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated July 29, 1998, the date of execution of the Merger Agreement) from BT Alex. Brown as to the fairness, from a financial point of view, of the $50.50 per Share cash consideration to the holders of Shares (other than Parent and its affiliates) and unanimously voted to adopt the Merger Agreement, to approve the terms of the Offer and the Merger and to recommend to holders of Shares that they tender their Shares pursuant to the Offer. The Merger Agreement and the employment agreements with the Senior Officers were executed and delivered by the parties and the acquisition was publicly announced in press releases issued on the morning of July 29, 1998, prior to the opening of the New York stock markets.

    (2) REASONS FOR RECOMMENDATION.

    In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation, the following:

        (i) the amount of consideration to be received by the Company's shareholders in the Offer and the Merger;

        (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including the risk that the medical imaging device industry may become increasingly competitive with the entry of larger companies offering a full range of medical imaging devices, and the potential competitive advantages to the Company of offering products only in the portions of the industry in which it has a technological advantage;

       (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's shareholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

        (iv) information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged);

        (v) the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a significant premium over the prices at which the Shares traded prior to the execution of the Merger Agreement;

        (vi) the financial analysis and presentation of BT Alex. Brown to the Board on July 28, 1998, and the oral opinion of BT Alex. Brown (which opinion was subsequently confirmed by delivery of a written opinion dated July 29, 1998, the date of execution of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such

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    opinion, the $50.50 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of BT Alex. Brown's written opinion dated July 29, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by BT Alex. Brown, is attached hereto as Exhibit B and is incorporated herein by reference. BT Alex. Brown's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Philips and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinion carefully in its entirety;

       (vii) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, and that the proposed acquisition would be consummated more quickly than a cash merger; and

      (viii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

    The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained BT Alex. Brown as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of BT Alex. Brown's engagement, the Company has agreed to pay BT Alex. Brown for its services an aggregate financial advisory fee equal to 1 percent of the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The Company also has agreed to reimburse BT Alex. Brown for reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify BT Alex. Brown and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of BT Alex. Brown's engagement. BT Alex. Brown has in the past provided investment banking services to the Company unrelated to the Offer and the Merger, for which services BT Alex. Brown has received compensation. In the ordinary course of business, BT Alex. Brown and its affiliates may actively trade or hold the securities of the Company, Parent and Royal Philips for their own account and those of their customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in Shares.

    (b) To the best of the Company's knowledge, its executive officers, directors and affiliates currently intend to tender their Shares to Merger Sub pursuant to the Offer.

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ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
  COMPANY.

    (a) Other than as set forth in Item 3(b) or 4, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

        (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

        (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

        (3) a tender offer for or other acquisition of securities by or of the Company; or

        (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described above or in Item 3(b) of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a) (1) and (a) (2), respectively, and are incorporated herein by reference in their entirety.

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ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

*+(a)(1) Offer to Purchase dated August 4, 1998.

*+(a)(2) Letter of Transmittal.

  (a)(3) Text of press release issued by the Company dated July 29, 1998.

* (a)(4) Letter to shareholders of the Company dated August 4, 1998.

+ (a)(5) Form of Summary Advertisement dated August 4, 1998.

* (a)(6) Opinion of BT Alex. Brown Incorporated.

  (b) Not applicable.

+ (c)(1) Agreement and Plan of Merger dated as of July 29, 1998.

  (c)(2) Employment Agreement of Mr. Fill dated as of July 29, 1998.

  (c)(3) Employment Agreement of Mr. Diaz dated as of July 29, 1998.

  (c)(4) Employment Agreement of Mr. Blem dated as of July 29, 1998.

  (c)(5) Employment Agreement of Mr. Souquet dated as of July 29, 1998.

  (c)(6) Employment Agreement of Ms. Dunlap dated as of July 29, 1998.

------------------------------

*   Included in materials delivered to shareholders of the Company.

+ Filed as an exhibit to the Merger Sub's Tender Offer Statement on Schedule 14D-1 dated August 4, 1998, and incorporated herein by reference.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ATL ULTRASOUND, INC.

                                By:  /s/ DENNIS C. FILL
                                     -----------------------------------------
                                     Name: Dennis C. Fill
                                     Title:  Chairman and Chief
                                           Executive Officer

Dated as of August 4, 1998

                                                                         ANNEX A

                              ATL ULTRASOUND, INC.
                         22100 BOTHELL EVERETT HIGHWAY
                                 P.O. BOX 3003
                         BOTHELL, WASHINGTON 98041-3003

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

                            ------------------------

      NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

    This Information Statement is being mailed on or about August 4, 1998, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of ATL Ultrasound, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.01 per share (including the associated rights to purchase Series A Participating Cumulative Preferred Stock, the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    On July 29, 1998, the Company, Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and Philips Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger dated as of July 29, 1998 (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which Merger Sub commenced the Offer. The Offer is scheduled to expire at Midnight, New York City time, on Monday, August 31, 1998, unless the Offer is extended.

    The Merger Agreement requires the Company to cause the directors designated by Parent to be elected to the Board under the circumstances described therein following consummation of the Offer.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in the Information Statement (including information incorporated by reference) concerning Parent and Merger Sub and the Parent Designees (as defined herein) has been furnished to the Company by Parent and Merger Sub, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 3, 1998, there were 14,759,713 Shares outstanding. The Board currently consists of one class with eight members. At each annual meeting of shareholders, all the directors are elected for one-year terms. The officers of the Company serve at the discretion of the Board.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

    Pursuant to the Merger Agreement, immediately following the acceptance for payment of, and payment for, any Shares by Merger Sub pursuant to and subject to the conditions (including the Minimum Condition, which condition may not be waived by Merger Sub) of the Offer, the Company shall take all necessary actions to cause such number of such persons designated by Parent to become members of the Board (the "Parent Designees") as is at least equal to the product of (x) the number of directors on the Board and (y) the percentage of outstanding Shares accepted for payment and paid for plus Shares beneficially owned by Parent or Parent's affiliates, subject to compliance with Section 14(f) of the Exchange Act; PROVIDED, HOWEVER, that prior to the Effective Time the Board shall always have at least three directors (the "Independent Directors") who are neither officers of Parent nor designees, shareholders or affiliates of Parent or Parent's affiliates ("Parent Insiders"); and, PROVIDED FURTHER that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company shall designate three persons to fill such vacancies who shall not be officers or affiliates of Parent or any of its affiliates, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

    Parent has informed the Company that it will choose the Parent Designees from the persons listed below. Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated. Biographical information concerning each of the Parent Designees is presented below.

    Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Parent.

                                                                  AGE; POSITION WITH PARENT OR AFFILIATE;
NAME AND BUSINESS ADDRESS                                                5-YEAR EMPLOYMENT HISTORY
--------------------------------------------------------  --------------------------------------------------------
J. M. Barella...........................................  Age 55; Chairman and Chief Executive Officer of Philips
  Philips Medical Systems                                 Medical Systems since March 1997; senior member of
  Veenpluis 4-6                                           management of Philips Medical Systems prior to March
  5684 PC Best                                            1997.
  The Netherlands

William E. Curran.......................................  Age 49; Senior Vice President and Chief Financial
  Philips Electronics North America Corporation           Officer since February 1996; Vice President, Chief
  1251 Avenue of the Americas                             Operating Officer and Chief Financial Officer of Philips
  New York, NY 10020-1104                                 Medical Systems from February 1987 to February 1996.

Michael P. Moakley......................................  Age 62; President and Chief Executive Officer since
  Philips Electronics North America Corporation           April 1996; President and Chief Executive Officer of
  1251 Avenue of the Americas                             Philips Medical Systems from January 1989 to April 1996.
  New York, NY 10020-1104                                 Mr. Moakley beneficially owns 2,000 Shares.

W.J.R.J. Punte..........................................  Age 54; Chief Financial Officer of Philips Medical
  Philips Medical Systems                                 Systems since September 1996; Chief Financial Officer of
  Veenpluis 4-6                                           Philips GmbH from August 1994 to September 1996; Chief
  5684 PC Best                                            Financial Officer of Polygram Germany GmbH from July
  The Netherlands                                         1990 to August 1994.

Samuel J. Rozel.........................................  Age 63; Senior Vice President, General Counsel,
  Philips Electronics North America Corporation           Secretary and Director since 1989.
  1251 Avenue of the Americas
  New York, NY 10020-1104

    Each such person is a citizen of the United States except Messrs. Barella and Punte, who are citizens of The Netherlands. Parent has advised the Company that each of the Parent Designees has consented to act as a director. Parent has also advised the Company that none of the Parent Designees (i) has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or adminstrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, (ii) is currently a director of, or holds any position with, the Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company with the exception of Mr. Moakley, who beneficially owns 2,000 Shares purchased on October 20, 1995, or (iv) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the
Schedule 14D-9.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    Biographical information concerning each of the Company's current directors and executive officers as of July 31, 1998, is as follows:

NAME                                              AGE                             POSITION(S)
---------------------------------------------  ---------  -----------------------------------------------------------

Dennis C. Fill...............................         69  Chairman and Chief Executive Officer

Kirby L. Cramer..............................         61  Director

Harvey Feigenbaum............................         64  Director

Eugene A. Larson.............................         55  Director

Ernest Mario.................................         60  Director

John R. Miller...............................         60  Director

Phillip M. Nudelman..........................         62  Director

Harry Woolf..................................         74  Director

Donald D. Blem...............................         54  Senior Vice President, Operations

Castor F. Diaz...............................         59  Senior Vice President, Worldwide Sales and Marketing

Pamela L. Dunlap.............................         38  Senior Vice President, Finance and Administration, and
                                                          Chief Financial Officer

Jacques Souquet..............................         51  Senior Vice President, Product Generation

    DENNIS C. FILL. Mr. Fill has served as a director, Chairman and Chief Executive Officer of the Company and as a member of the Executive Committee of the Company since November 11, 1986. From 1978 through December 1986, he served as a member of the board of directors of Squibb Corporation (the former parent of the Company) and as its President and Chief Operating Officer. Mr. Fill was also a member of the executive committee and the finance committee of the Squibb Corporation board of directors. Mr. Fill attended Ealing College, the Institute of Export and Borough Polytechnic. He also served in the Royal Air Force. Mr. Fill is a member of the boards of directors of Beckman Coulter, Inc. and Morton International, Inc.

    KIRBY L. CRAMER. Mr. Cramer has served as a director since February 26, 1993. Mr. Cramer serves as Chairman of the Organization and Nominating Committee and is a member of the Audit Committee and the Executive Committee. Mr. Cramer is the Chairman Emeritus of Hazelton Laboratories Corporation, a contract biological and chemical research laboratory which was acquired by Corning Incorporated in 1987. He is Chairman of the boards of Northwestern Trust Company and SonoSight, Inc. and also President of Keystone Capital Company, an investment company. Mr. Cramer received his Bachelor of Arts degree from Northwestern University and Master of Business Administration degree from the University of Washington and is a graduate of the Harvard Business School's Advanced Management Program. In 1988 he received an honorary Doctor of Laws degree from James Madison University. Mr. Cramer chairs the major gifts committee of the University of Washington Foundation and is past Chairman of the Advisory Board of the University of Washington School of Business Administration. He is the past President and Trustee Emeritus of the Darden School Foundation of the University of Virginia. Mr. Cramer is also a member of the boards of directors of Immunex Corporation, Unilab Corporation, The Commerce Bank of Washington, N.A., Landec Corporation and Pharmaceutical Product Development, Inc.

    HARVEY FEIGENBAUM, M.D. Dr. Feigenbaum has served as a director since January 2, 1987. He is a member of the Organization and Nominating Committee and the Executive Committee and is Chairman of the Scientific Advisory Board. Dr. Feigenbaum has been a Distinguished Professor of Medicine at the Indiana University Medical Center since 1980 and joined its faculty in 1962. He was elected to Phi Beta Kappa and received a Bachelor's degree summa cum laude from Indiana University in 1955, an M.D. from the Indiana School of Medicine in 1958, and his Cardiovascular Subspecialty, American Board of Internal Medicine in 1969. Dr. Feigenbaum is a fellow of the American College of Physicians, the American College of Cardiology, the Council on Clinical Cardiology of the American Heart Association and the American Institute of Ultrasound in Medicine, as well as a member of the Editorial Boards of the American Heart Journal, the American Journal of Cardiology and the journal Circulation. He is the editor of the Journal of the American Society of Echocardiography. Dr. Feigenbaum is a director of Regentrief Foundation for Delivery of Healthcare and SpaceLabs Medical, Inc.

    EUGENE A. LARSON. Mr. Larson has served as a director and a member of the Scientific Advisory Board since December 22, 1992, and is a member of the Organization and Nominating Committee and the Executive Committee. Mr. Larson previously served as a director and President of the Company from June 1988 to January 1990. He has served as a consultant to the Company since January 1993. From January 1991 to December 1992 he served as Executive Vice President of the Company. Mr. Larson also served as a consultant to Westmark and the Company in 1987 and 1990 and as the Company's Vice President, Technology from February 1988 to June 1988. He was Professor of Entrepreneurship and Innovation, Department of Engineering, Pennsylvania State University in 1986 and 1987. Mr. Larson was founder and President of Echo Ultrasound, Inc., a manufacturer of medical ultrasound devices, which was acquired by Johnson & Johnson in 1982. Previously, he was founder and President of Aerotech Laboratories, a manufacturer of industrial ultrasound electronics which was acquired by Smith Kline & French in 1970. He has served as a director of Geisinger Medical Center and president and director of Lewistown Hospital. In 1988, he was awarded the Pioneer in Ultrasound Award by the American Institute of Ultrasound in Medicine. Mr. Larson is a member of the board of directors of Cytran Corporation.

    ERNEST MARIO, PH.D. Dr. Mario has been a director since December 4, 1996, and serves as Chairman of the Compensation Committee and is a member of the Organization and Nominating Committee and the Audit Committee. He is chairman of the board and chief executive officer of ALZA Corporation. Dr. Mario joined ALZA in 1993. Prior to joining ALZA, Dr. Mario served as CEO of Glaxo Holdings p.l.c. in London, England from 1989 and in 1992 was named to the additional position of deputy chairman. Dr. Mario earned a bachelor of science degree in pharmacy at Rutgers University and master's and doctorate degrees in physical sciences at the University of Rhode Island. Dr. Mario is an adjunct professor of pharmacy at the University of Rhode Island and holds honorary doctorate degrees from both the University of Rhode Island and Rutgers. Dr. Mario is active in numerous education and healthcare organizations, including chairman of the American Foundation for Pharmaceutical Education and is a trustee of Duke and Rockefeller Universities. He also serves on the boards of directors of Catalytica, Inc., Cor Therapeutics Inc. and Pharmaceutical Product Development, Inc.

    JOHN R. MILLER. Mr. Miller has served as a director since July 16, 1993, and is a member of the Compensation Committee. He is currently a senior advisor to Chanen, Painter & Company, Ltd., an investment bank with offices in Seattle. Mr. Miller is also a board member of the Discovery Institute and Chairman of Discovery's Cascadia Project in Seattle. From 1985 to 1992, Mr. Miller served as a U.S. Congressman for the First District of Washington State. While a member of Congress, he served on the Budget Committee and the Foreign Affairs Committee, including the Subcommittee on International Economic Policy and Trade and the Subcommittee on International Operations. Mr. Miller is a member of Phi Beta Kappa and received his Bachelor of Arts degree from Bucknell University and a Doctor of Laws degree and Master of Economics degree from Yale University Law and Graduate Schools, respectively. He is a member of the board of directors of Sino Seattle Snack Foods and Coach Master International.

    PHILLIP M. NUDELMAN, PH.D. Dr. Nudelman has served as a director since October 28, 1994, and is Chairman of the Audit Committee. Dr. Nudelman is currently Chairman and President of Kaiser Group Health. He has served as Chief Executive Officer and President of Group Health Cooperative of Puget Sound from February 1991 to August 1997. Dr. Nudelman joined Group Health in 1973 as Director of Professional Services and has held positions of increasing responsibility since then. He received his Bachelor of Science degree in microbiology, zoology and pharmacy from the University of Washington and holds Master of Business Administration and Doctor of Philosophy degrees in Health Systems Management from Pacific Western University. Dr. Nudelman is a member of the Board and Chair-elect of the American Association of Health Plans. Dr. Nudelman is a member of the boards of directors of Cell Therapeutics, Inc., Intensiva, Inc. and SpaceLabs Medical, Inc. He also serves on the boards of directors of Pacific Science Center, the Association of Washington Business, and is Chair of the Woodland Park Zoological Society.

    HARRY WOOLF, PH.D. Dr. Woolf has served as a director and a member of the Compensation Committee since January 2, 1987. He has also served as Chairman and a member of the Scientific Advisory Board since May 1, 1987. In 1987, Dr. Woolf completed an 11-year appointment as the director of The Institute of Advanced Study, Princeton, New Jersey, and is currently Professor Emeritus at the Institute. Dr. Woolf received his Bachelor of Science and Master of Arts degrees from the University of Chicago and his Doctor of Philosophy degree from Cornell University. He has also received honorary doctorates from Whitman College, American University, Johns Hopkins University and St. Lawrence University. Dr. Woolf has been honored by election to the Academie Internationale d'Histoire des Sciences, American Philosophical Society, Sigma Xi, Phi Beta Kappa and American Academy of Arts and Sciences. He was a trustee of the Rockefeller Foundation (1984-1994) and of Reed College (1992-1997). Dr. Woolf was a member of the board of directors of Alex. Brown Mutual Funds until December 31, 1996, and now serves as President of the BT Alex. Brown Flag Funds. He is a member of the board of directors of Research America. He is also a director of the Johns Hopkins Program for International Education on Gynecology and Obstetrics and Family Health International.

    EXECUTIVE OFFICERS OF THE COMPANY

    DONALD D. BLEM. Mr. Blem has served as Senior Vice President, Operations since October, 1993. He served as Vice President, Operations from February 1988 to October 1993.

    CASTOR F. DIAZ. Mr. Diaz has served as Senior Vice President, Worldwide Sales and Marketing, since February 1995 and as Senior Vice President, ATL Europe from October 1988 to February 1995. He also held various sales and marketing positions with the Company from May 1987 to October 1988.

    PAMELA L. DUNLAP. Ms. Dunlap has served as Senior Vice President, Finance and Administration, and Chief Financial Officer since February 1998. She served as Vice President and Treasurer from May 1996 to February 1998 and as Treasurer from August 1995 to May 1996. From 1992 until August 1995, Ms. Dunlap served as Assistant Treasurer. Prior to that time, she held various financial and administrative positions since joining the Company in March 1987. Prior to joining the Company, Ms. Dunlap was an auditor with Arthur Anderson and Company.

    JACQUES SOUQUET, PH.D. Dr. Souquet has served as Senior Vice President, Product Generation since October 1993. He served as Vice President, Product Generation from October 1992 to October 1993, as Vice President, Strategic Marketing and Product Planning from July 1990 to October 1992 and as Director of Strategic Marketing and Product Planning from March 1989 to June 1990.

    All officers serve at the discretion of the Board. There are no family relationships between directors or executive officers of the Company.

BOARD MEETINGS AND COMMITTEES

    The Board held a total of four meetings during the fiscal year ended December 31, 1997. The Audit Committee held four meetings, the Board Affairs Committee held three meetings, the Compensation Committee held four meetings, the Executive Committee held one meeting and the Organization and Nominating Committee held no meetings during the fiscal year ended December 31, 1997. Each director attended at least 75 percent of Board and, where applicable, committee meetings held during fiscal 1997.

    Messrs. Cramer, Mario and Nudelman currently serve on the Audit Committee. The purpose of the Audit Committee is to review the accounting principles, internal accounting controls, audit plan and financial results of the Company in order to safeguard its assets and to provide for the reliability of its financial records.

    Messrs. Mario, Miller and Woolf currently serve on the Compensation Committee. The purpose of the Compensation Committee is to establish salaries, incentives and other forms of compensation for directors, officers and other executives of the Company and its subsidiaries. This Committee also administers the Company's various incentive compensation and benefit plans and establishes policies relating to these plans.

    Messrs. Cramer, Feigenbaum, Larson and Mario currently serve on the Organization and Nominating Committee. The Organization and Nominating Committee has authority to set policy regarding the organization of the Board and its committees and to recommend changes to the By-laws of the Company (the "By-laws") pertaining to such matters. This Committee also identifies and nominates new individuals to serve on the Board. The Organization and Nominating Committee will consider nominations of director candidates submitted by shareholders in accordance with the By-laws, which require shareholders submitting nominations to provide certain information regarding such nomination at least 90 days before the shareholders annual meeting and, in certain instances, within 10 days after the date the shareholders annual meeting is announced.

    Messrs. Cramer, Feigenbaum, Fill and Larson currently serve on the Executive Committee. The Executive Committee has authority, subject to limitations prescribed by the Board, to exercise the powers of the full Board during the intervals between meetings of the Board. The Executive Committee is also available on a standby basis for use in an emergency or when scheduling makes it impractical to bring the full Board together for a meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In 1997, Dr. Woolf received $50,000 in his capacity as Chairman of the Scientific Advisory Board. Further, each member of the Compensation Committee received, in his capacity as a director, stock option grants pursuant to the "Nonemployee Directors Stock Option Plan" described below. There are otherwise no interlocks between the Board and the boards of directors of other companies.

COMPENSATION OF DIRECTORS

    During fiscal 1997, directors who were employees of the Company did not receive any fee for their services as directors. Directors who were not employees of the Company were paid an annual retainer of $30,000 and received an additional fee of $500 for attendance at each meeting of the Board plus $500 for attendance at each committee meeting. A nonemployee director serving as a committee chairman received an additional $1,000 per annum. Directors who were not employees of the Company also received stock options granted pursuant to the "Amended Nonemployee Directors Stock Option Plan" described below.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth information concerning compensation for fiscal 1997, 1996 and 1995 for services in all capacities to the Company and its subsidiaries by persons who, as of December 31, 1997, were the Chief Executive Officer and four most highly compensated executive officers of the Company other than the Chief Executive Officer (collectively, the "Senior Officers").

                                                                                    LONG TERM COMPENSATION
                                                                                    ----------------------
                                                                                      PAYOUT
                                                                                    -----------   AWARDS
                                                         ANNUAL COMPENSATION        RESTRICTED   ---------
                                                   -------------------------------     STOCK       LTIP         ALL OTHER
                                                               SALARY    BONUS(1)    AWARDS(2)    PAYOUTS    COMPENSATION(3)
NAME AND PRINCIPAL POSITION                          YEAR        ($)        ($)         ($)         ($)            ($)
-------------------------------------------------  ---------  ---------  ---------  -----------  ---------  -----------------
Dennis C. Fill...................................       1997    605,769    300,000      433,380    164,375         14,902
  Chairman and Chief                                    1996    547,019    500,000      320,000          0         13,965
  Executive Officer                                     1995    481,730    500,000            0          0          9,240
Harvey N. Gillis(4)..............................       1997    262,115     90,000      463,380(4)    55,650         6,154
  Senior Vice President and Chief                       1996    247,308    150,000      331,313          0          5,993
  Financial Officer                                     1995    233,800    145,000            0          0          9,000
Castor F. Diaz...................................       1997    262,115     84,000            0     55,650          7,517
  Senior Vice President,                                1996    250,000    140,000      331,313          0          6,430
  Worldwide Sales and Marketing                         1995    251,014    100,000       78,075          0         52,425(5)
Donald D. Blem...................................       1997    226,153     84,000      180,575     48,300          6,154
  Senior Vice President,                                1996    207,115    140,000      331,313          0          4,733
  Operations                                            1995    192,000    130,000            0          0          6,030
Jacques Souquet..................................       1997    234,231     84,000      288,920     50,400          4,966
  Senior Vice President,                                1996    207,115    140,000      395,313          0          5,031
  Product Generation                                    1995    185,846    130,000            0          0          9,240

------------------------

(1) Includes bonuses earned during the fiscal year under the Company's Management Incentive Compensation Plan.

(2) Restricted stock awards generally have a vesting period of four years with 25 percent of the award amount vesting each year on the anniversary date of the award. The rights of a restricted shareholder include the right to receive any dividends or other distributions made or paid with respect to such shares. The amounts reported in this table represent the market value of the shares at the date of grant based upon the fair market value of the Shares reported on the Nasdaq National Market on such date. At December 31, 1997, Messrs. Fill, Gillis, Diaz, Blem and Souquet held 69,500, 21,750 (10,250 of which were canceled upon his resignation as of February 27, 1998), 8,500, 14,750 and 19,250 shares of restricted stock, respectively, having a market value of $3,200,648, $1,001,641, $391,446, $679,274 and
    $886,510, respectively, based on the market price of the Shares reported on the Nasdaq National Market System on December 31, 1997.

(3) Includes both group term life and employer-matching contributions made to the ISSOP/401(k) Plan.

(4) Mr. Gillis resigned from his position with the Company as of February 27, 1998. 10,250 shares of the 12,000 restricted shares granted to Mr. Gillis in 1997 were subsequently canceled, due to his resignation. The position of Senior Vice President, Finance and Administration, and Chief Financial Officer is now held by Ms. Dunlap.

(5) Includes $18,084 in expatriate benefits and $7,755 and $17,326 in automobile and housing allowance, respectively. In 1995 Mr. Diaz returned from overseas assignment in Germany.

RETIREMENT PLAN

    The Company's Retirement Plan (the "Retirement Plan") was amended effective January 1, 1995, and provides that upon retirement a participant will receive a monthly benefit equal to one percent of the participant's final average monthly earnings multiplied by the participant's years of credited service with the Company. The executive officers participate in the same manner as other eligible employees in the Retirement Plan, which pays to vested employees the estimated maximum annual retirement benefits at age 65. A participant is vested upon the completion of five years of service. Benefits are also provided to a participant's surviving spouse in the event of the participant's death prior to retirement.

    The following table shows the estimated annual benefits of an employee, assuming annual benefits to an employee for retirement on January 1, 1998, at age 65 after selected periods of service under the Retirement Plan and including amounts to be paid pursuant to the ATL Supplemental Benefit Plan (the "Supplemental Plan"), if applicable.

                                                           ANNUAL RETIREMENT BENEFIT FOR CREDITABLE SERVICE ($)
                                                    ------------------------------------------------------------------
AVERAGE ANNUAL EARNINGS ($)                          5 YEARS    10 YEARS    15 YEARS   20 YEARS   25 YEARS   30 YEARS
--------------------------------------------------  ---------  -----------  ---------  ---------  ---------  ---------
100,000...........................................      5,000      10,000      15,000     20,000     25,000     30,000
200,000...........................................     10,000      20,000      30,000     40,000     50,000     60,000
300,000...........................................     15,000      30,000      45,000     60,000     75,000     90,000
400,000...........................................     20,000      40,000      60,000     80,000    100,000    120,000
500,000...........................................     25,000      50,000      75,000    100,000    125,000    150,000
600,000...........................................     30,000      60,000      90,000    120,000    150,000    180,000
700,000...........................................     35,000      70,000     105,000    140,000    175,000    210,000
800,000...........................................     40,000      80,000     120,000    160,000    200,000    240,000

    Amounts shown in the above table will be reduced by the actuarial equivalent value of amounts distributed from the Discretionary Contribution Plan, which was terminated in 1989, but in no event will such amounts be less than zero. Retirement benefits are not offset for Social Security benefits. The Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986, as amended (the "Code") generally limit the amount of annual pension which may be paid from a federal income tax qualified plan to varying amounts (currently $130,000) and the annual earnings which may be taken into account for purposes of calculation of benefits under a federal income tax qualified plan (currently $160,000). The actual amounts paid under the Retirement Plan will be limited to comply with such legislation.

    As of December 31, 1997, the number of years of creditable service under the Retirement Plan for Messrs. Fill, Gillis, Diaz, Souquet and Blem were approximately 11, 5, 10, 8 and 9, respectively. The 1997 earnings for purposes of calculation of benefits under this Retirement Plan for Messrs. Fill, Gillis, Diaz, Souquet and Blem are $918,269, $394,615, $394,615, $354,231 and $341,154,
respectively. Subject to the limitations imposed by the Code, as stated above, 1997 annual earnings in excess of $160,000 shall be disregarded.

    The Supplemental Plan is an unfunded plan, not qualified for federal income tax purposes, that covers any employee whose benefit under the Retirement Plan is limited by certain provisions of the Code. Based on earnings as defined in the Retirement Plan, Messrs. Fill, Gillis, Diaz, Souquet and Blem would be eligible for benefits under the Supplemental Plan.

LONG TERM INCENTIVE PLAN

    The Long Term Incentive Plan (the "LTIP") was designed to provide cash awards based on the increase in the average of earnings per share over three years. In 1997, participants each received a payout of approximately 25 percent of his or her annual salary as an award based upon objectives of corporate performance set by the Compensation Committee in 1995. The amount of compensation actually paid under this plan is variable because it is tied directly to achievement of increased corporate earnings.

    The following table sets forth certain information regarding the Company's LTIP awards granted through December 31, 1997, to the Senior Officers.

       AWARDS UNDER THE LONG TERM INCENTIVE PLAN FOR FISCAL YEAR 1997(1)

                                                       NUMBER                             ESTIMATED FUTURE PAYOUTS
                                                         OF       PERFORMANCE OR         UNDER NONSTOCK PRICE BASED
                                                       SHARES,     OTHER PERIOD                  PLANS(2)(3)
                                                        UNITS          UNDER       ---------------------------------------
                                                      OR OTHER      MATURATION        THRESHOLD      TARGET      MAXIMUM
NAME                                                   RIGHTS        OR PAYOUT           ($)           ($)         ($)
---------------------------------------------------  -----------  ---------------  ---------------  ---------  -----------
Dennis C. Fill.....................................      --            1997-1999              0       156,250     437,500
Harvey N. Gillis (4)...............................      --            1997-1999              0        66,250     185,500
Castor F. Diaz.....................................      --            1997-1999              0        66,250     185,500
Donald D. Blem.....................................      --            1997-1999              0        57,500     161,000
Jacques Souquet....................................      --            1997-1999              0        60,000     168,000

------------------------

(1) Similar awards granted in 1993 and 1994 had no value at maturity at the end of 1995 and 1996, respectively. Awards granted in 1995 had payouts as shown in the Summary Compensation Table. The prospects for awards granted in 1996 remain unknown.

(2) No payouts will be made to the end of the maturation period on December 31, 1999.

(3) Awards are payable in cash and are determined as a percentage (from zero to 70) of a recipient's base salary. In 1997, the base salaries of Messrs. Fill, Gillis, Diaz, Blem and Souquet were $625,000, $265,000, $265,000 $230,000 and $240,000, respectively.

(4) Mr. Gillis resigned from his position with the Company as of February 27, 1998.

                                  STOCK PLANS

    The following is a brief summary of the Company's stock plans in effect during fiscal 1997, under which executive officers and directors of the Company received benefits. These are the Amended 1992 Option, Stock Appreciation Right, Restricted Stock, Stock Grant and Performance Unit Plan, the 1992 Nonofficer Employee Stock Plan and the Amended Nonemployee Directors Stock Option Plan (collectively, the "Stock Plans"). The closing sale price per Share on August 3, 1998, as reported by the Nasdaq National Market System, was $50.13.

AMENDED 1992 OPTION, STOCK APPRECIATION RIGHT, RESTRICTED STOCK, STOCK GRANT AND PERFORMANCE UNIT PLAN

    There are 1,700,000 Shares reserved for issuance upon exercise of stock options and restricted and unrestricted shares as of December 31, 1997, under the Amended 1992 Option, Stock Appreciation Right, Restricted Stock, Stock Grant and Performance Unit Plan (the "Option Plan"). The Option Plan permits the grant of both "Incentive Stock Options" (within the meaning of Section 422 of the Code) and stock options that do not qualify as such (such options, "Nonstatutory Options") to employees and officers of, and consultants to, the Company. Further, Nonstatutory Options may under certain circumstances be redeemed for an amount in cash or Shares (or a combination thereof) equal to the appreciated value of the Shares underlying the options.

    The Option Plan is administered by a committee appointed by the Board and comprised of members of the Board. The committee determines, subject to the express provisions of the Option Plan, the terms and provisions of restricted stock performance unit, stock appreciation right and option agreements. The exercise price of all options under the Option Plan must be at least equal to the fair market value of such shares on the date of grant, and the maximum term of each option is 10 years. The committee in its sole discretion may provide that an option holder's options immediately vest in the event that his or her services have been terminated.

1992 NONOFFICER EMPLOYEE STOCK PLAN

    There are 520,000 Shares reserved for either issuance of restricted stock or upon exercise of options granted pursuant to the 1992 Nonofficer Employee Stock Plan (the "NESP"). The NESP permits the granting only of options that do not qualify as Incentive Stock Options. Only employees who are not directors or officers at the time such securities are awarded are eligible to participate in the NESP.

    The NESP is administered by a committee appointed by the Board and comprised of members of the Board. The committee determines, subject to the express provisions of the NESP, to whom, when and in what amount restricted stock or options shall be granted. The exercise price of options under the NESP must be at least equal to the average fair market value of such shares over any continuous period of trading days within 30 days of grant, and the maximum term of each option is 10 years.

AMENDED NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

    A total of 105,000 Shares are reserved for issuance under the Company's Amended Nonemployee Directors Stock Option Plan (the "Nonemployee Directors Plan"). This plan is administered by the Board. Only nonemployee directors are eligible to participate in the Nonemployee Directors Plan, and they automatically receive an option to purchase 5,000 Shares on July 1 of each year that the director serves. Options under the Nonemployee Directors Plan vest on July 1 of the year following the year in which they were granted and expire five years after the date upon which they were granted; PROVIDED that all outstanding options under the Nonemployee Directors Plan will vest immediately following consummation of the Offer. The exercise price of an option granted under the Nonemployee Directors Plan is the average of the high and low sales prices of the Shares as reported on the Nasdaq National Market System on the date the option is granted.

    The following table summarizes activity under the Stock Plans as of December 31, 1997:

             ACTIVITY UNDER THE STOCK PLANS AS OF DECEMBER 31, 1997

                                                                                   NUMBER OF
                                                                                     SHARES
                                                                                   ----------
Reserved Under the Stock Plans...................................................   3,320,000
Outstanding Options at a Weighted Average Exercise Price of $23.44 per Share.....   1,847,000
Available for Grant of Future Options............................................     108,300

                        OPTION/SAR GRANTS IN FISCAL 1997

    No option or SAR grants were made to the Senior Officers during fiscal 1997.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1997
                   AND OPTION VALUES AS OF DECEMBER 31, 1997

    The following table sets forth certain information regarding options for the purchase of Shares that were exercised or held by the Senior Officers during fiscal 1997.

                                                                    NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                                   UNDERLYING UNEXERCISED          IN-THE-MONEY
                                          SHARES                  OPTIONS AT DECEMBER 31,           OPTIONS AT
                                         ACQUIRED      VALUE                1997              DECEMBER 31, 1997($)(1)
                                        ON EXERCISE   REALIZED   --------------------------  -------------------------
NAME                                        (#)         ($)      EXERCISABLE  UNEXERCISABLE  EXERCISABLE UNEXERCISABLE
--------------------------------------  -----------  ----------  -----------  -------------  ----------  -------------
Dennis C. Fill........................      --           --         257,500        37,500     7,604,243       532,968
Harvey N. Gillis(2)...................      48,000    1,026,984       6,750        10,250       177,421       226,640
Castor F. Diaz........................      19,000      429,094      28,000        27,250       810,625       735,265
Donald D. Blem........................      10,000      229,718       1,750        17,500        24,609       440,718
Jacques Souquet.......................       8,500      250,750      25,500        20,500       712,843       460,656

------------------------

(1) This amount is the aggregate number of the outstanding options multiplied by the difference between the closing sale price on December 31, 1997, as reported on the Nasdaq National Market System, and the exercise price of such options.

(2) Mr. Gillis resigned from his position with the Company as of February 27, 1998.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership, as of July 31, 1998, of the Shares as to (i) each director, (ii) each of the Senior Officers listed in the Summary Compensation Table above, (iii) all executive officers and directors as a group and (iv) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Shares.

                                                                                   NUMBER OF SHARES
                                                                                  BENEFICIALLY OWNED
DIRECTORS, EXECUTIVE OFFICERS AND FIVE PERCENT SHAREHOLDERS (1)                          (2)            PERCENTAGE
-------------------------------------------------------------------------------  --------------------  -------------
Chancellor LGT Asset Management, Inc...........................................         1,388,400(3)          9.4
  Fifty California Street, 27th Floor
  San Francisco, CA 94111
ICM Asset Management, Inc......................................................         1,301,834(4)          8.8
  601 W. Main Avenue, Suite 600
  Spokane, WA 99201
Kopp Investment Advisors, Inc..................................................           943,600(5)          6.3
  6600 France Avenue So.
  Edina, MN 55435
Wellington Management Company..................................................           731,950(6)          4.95
  75 State Street
  Boston, MA 02109
Donald D. Blem.................................................................            19,846(7)          *
Kirby L. Cramer................................................................            29,483             *
Castor F. Diaz.................................................................            47,582(7)          *
Harvey Feigenbaum..............................................................            15,889(8)          *
Dennis C. Fill.................................................................           415,726(7)          2.8
Harvey N. Gillis...............................................................               697             *
Eugene A. Larson...............................................................            15,113             *
Ernest Mario...................................................................             5,142             *
John R. Miller.................................................................            17,268             *
Phillip M. Nudelman............................................................            10,384             *
Jacques Souquet................................................................            60,914(7)          *
Harry Woolf....................................................................            21,454             *
All Directors and Senior Officers as a Group (12 Persons)......................           659,498(2)(7)        4.5

------------------------

*   Under one percent.

(1) The persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes hereunder.

(2) Includes director and Senior Officer stock options exercisable within 60 days of July 31, 1998.

(3) A wholly owned subsidiary of LGT Asset Management, Inc., along with its wholly owned subsidiary Chancellor LGT Trust Company, with sole power to vote and dispose of 1,388,400 Shares, based upon publicly available information reported as of December 31, 1997.

(4) Sole power to vote 983,719 Shares and sole power to dispose of 1,301,834 Shares, based upon publicly available information reported as of December 31, 1997.

(5) Sole power to vote 138,500 Shares, sole power to dispose of 105,000 Shares and shared power to dispose of 838,600 Shares based upon publicly available information reported as of December 31, 1997.

(6) Shared power to vote 48,650 Shares and shared power to dispose of 731,950 Shares, based upon publicly available information reported as of December 31, 1997.

(7) Includes Shares held by the Trustee of the Company's Incentive Savings and Stock Ownership Plan (the "ISSOP/401(k)") for each such Senior Officer and/or director who is a participant in the ISSOP/401(k). Does not include Shares purchased by the trustee of the ISSOP/401(k) after December 31, 1997, which Shares have not yet been allocated by such trustee to the accounts of participants in the ISSOP/401(k).

(8) Includes 163 Shares owned by Dr. Feigenbaum's wife. Dr. Feigenbaum disclaims beneficial ownership as to all such Shares.

    The closing sale price per Share on August 3, 1998, as reported by the NASDAQ National Market System, was $50.13.

CHIEF EXECUTIVE OFFICER COMPENSATION

    Mr. Fill received a restricted stock award for 12,000 Shares in 1997. Mr. Fill's restricted stock award vests at retirement. In 1997, the Compensation Committee, upon the advice of an outside compensation consultant, amended Mr. Fill's employment agreement by resetting the terms of his post-retirement consulting agreement in consideration of the delayed start of such agreement and provided an opportunity for Mr. Fill to earn up to 25,000 Shares of restricted stock, vesting upon retirement, if certain key objectives were achieved by the Company over the next few years. In May 1997, the Compensation Committee set Mr. Fill's salary at $625,000 in consideration of the continued progress of the Company toward its key objective of return on equity. Mr. Fill received a 1997 bonus of $300,000 in consideration of the Company's near record level revenue and earnings performance for 1997, which was 60 percent of the bonus received by Mr. Fill for 1996. Mr. Fill also received a LTIP payment of $164,375 for the Company's performance during the period 1995-97 in accordance with the criteria set out by the Compensation Committee in 1995 for this award cycle.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    The Company has entered into an employment agreement with Mr. Fill that provides for him to serve the Company until retirement in the capacity of Chief Executive Officer at a base salary of $625,000. Thereafter, Mr. Fill will serve as a consultant to the Company for five years with compensation of $500,000 per year. Mr. Fill has also agreed to certain noncompetition provisions. This employment agreement will be superceded at the Effective Time by the Fill Agreement described in Item 3 to the Schedule 14D-9.

    Each of the Senior Officers has entered into an employment agreement that provides for continued employment for three years after a "Change in Control" (as defined in such agreements) upon terms equivalent to those immediately prior to such Change in Control. A lump sum payment equal to three years of salary and bonus is immediately triggered if, following a Change in Control, employment is terminated (i) by the employee for good cause or during the six month window period one year after the Change in Control or (ii) by the employer without cause. Consummation of the Offer as contemplated would constitute such a Change in Control, however, the employment agreements entered into by the Senior Officers in connection with the Offer replace these Change in Control Agreements in their entirety as of the Effective Time.

    A Change in Control triggers for all of the Company's employees an acceleration of vesting of restricted stock and stock options and payment of the spread between the exercise price of options and the fair market value of the Shares. Consummation of the Offer as contemplated would constitute such a Change in Control.

    For a summary of the employment agreements entered into between the Company and each of the Senior Officers in connection with the Offer, see Item 3 of the
Schedule 14D-9 to which this Information Statement is attached, which Item 3 is incorporated by reference herein.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Commitee has developed and directs a comprehensive program of compensation policies that aligns the compensation of the executive officers with goals and objectives that are consistent with the Company's business strategies. These business strategies are designed to enhance the Company's financial performance and customer satisfaction and are thereby aligned with the overall corporate objective of enhancing shareholder value. The Company's compensation policies are designed to attract and retain key employees, including executive officers, in the face of competition with other high technology companies that endeavor to attract such employees.

    The Compensation Committee is advised by an outside compensation consultant on all aspects of compensation, including base salaries, bonus awards and incentives, such as restricted stock, stock options and long term incentive awards.

    The total compensation program for executive officers in 1997, including the Chief Executive Officer, was balanced among base salary, an annual bonus, long term incentives, restricted stock and stock option grants vesting over multiple periods. The Compensation Committee considered the advice of an outside consultant in the area of executive compensation in determining each element of compensation and each individual's total incentive compensation.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and ten percent shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

    Based solely on its review of the copies of such forms received by it to date, or written representations from certain reporting persons that Forms 5 have been filed for such persons as required, the Company believes that, during the year ended December 31, 1997, all reporting persons complied with Section 16(a) filing requirements applicable to them, except that in April 1997 Mr. Fill amended a March 1997 Form 4 to include the sale of 5,000 Shares and Mr. Diaz was late in filing a Form 5 reporting his contribution of 10 Shares to the Kirkland Performing Arts Association.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

    The table set forth below represents the five-year cumulative total return on the Shares, the S&P 500 Stock Index and a Peer Group Industry Index resulting from an initial assumed investment of $100 in each. The Peer Group Industry Index is a representative grouping of 98 companies from SIC Code 3845-- Electromedical & Electrotherapeutic Apparatus* and includes the reinvestment of both cash and stock dividends. The table has been prepared by an outside consulting firm to the Company. The cumulative return upon the Shares is computed as required by the rules of the SEC to comprise the cumulative total return on such stock from 1992 through 1997.

       COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG THE COMPANY,
             S&P 500 STOCK INDEX AND PEER GROUP INDUSTRY INDEX* ($)

                         MEASUREMENT PERIOD
                       (FISCAL YEAR COVERED)                           THE COMPANY   INDUSTRY INDEX   BROAD MARKET
--------------------------------------------------------------------  -------------  ---------------  -------------
Measurement Pt-1992.................................................       100.00          100.00          100.00
1993................................................................        95.71           86.73          110.08
1994................................................................       105.71           96.04          111.54
1995................................................................       140.00          168.84          153.45
1996................................................................       177.14          178.22          188.69
1997................................................................       262.86          221.46          251.64

------------------------

* A list of the component companies in this Industry Index will be provided, at no charge to shareholders, upon request.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In 1997, Dr. Feigenbaum received $45,000 for his service as a member of the Scientific Advisory Board. In 1997, Mr. Larson received $188,500 for consulting services to the Company, a $50,000 one time bonus for his assistance in the execution of two projects of a strategic importance to the Company and $40,000 for his services as a member of the Scientific Advisory Board.

    See also "Compensation Committee Interlocks and Insider Participation" above. The matters set forth elsewhere in this Information Statement and in Item 3 of the Schedule 14D-9 are hereby incorporated by reference herein.

                                                                         ANNEX B

                  [LETTERHEAD OF BT ALEX. BROWN INCORPORATED]

                                          July 29, 1998

Board of Directors
ATL Ultrasound, Inc.
22100 Bothell Everett Highway
Bothell, Washington 98041

Members of the Board:

BT Alex. Brown Incorporated ("BT Alex. Brown") has acted as financial advisor to ATL Ultrasound, Inc. ("ATL") in connection with the proposed merger transaction involving ATL and Philips Electronics North America Corporation ("Philips") pursuant to an Agreement and Plan of Merger, dated as of July 29, 1998 (the "Merger Agreement"), among ATL, Philips and Philips Acquisition, Inc., a wholly owned subsidiary of Philips ("Sub"), which provides, among other things, for (i) the commencement by Sub of a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of ATL (the "ATL Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $50.50 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, the merger of Sub with ATL (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of ATL Common Stock not previously tendered will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested BT Alex. Brown's opinion as to the fairness, from a financial point of view, of the Cash Consideration to be received in the Transaction by holders of ATL Common Stock (other than Philips and its affiliates).

In connection with BT Alex. Brown's role as financial advisor to ATL, and in arriving at its opinion, BT Alex. Brown has reviewed certain publicly available financial and other information concerning ATL and certain internal analyses and other information furnished to it by ATL and/or its advisors. BT Alex. Brown has also held discussions with members of the senior management of ATL regarding the business and prospects of ATL. In addition, BT Alex. Brown has (i) reviewed the reported prices and trading activity for ATL Common Stock, (ii) compared certain financial and stock market information for ATL with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

BT Alex. Brown has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning ATL, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Alex. Brown has assumed and relied upon the accuracy and completeness of all such information and BT Alex. Brown has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of ATL. With respect to the financial forecasts and projections made available to BT Alex. Brown and used in its analyses, BT Alex. Brown has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ATL as to the matters covered thereby. In rendering its opinion, BT Alex. Brown expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. BT Alex. Brown's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

Board of Directors
ATL Ultrasound, Inc.
July 29, 1998
Page 2

For purposes of rendering its opinion, BT Alex. Brown has assumed that, in all respects material to its analysis, the Transaction will be consummated on the terms and subject to the conditions described in the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without any waiver thereof.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of ATL and is not a recommendation to any shareholder as to whether or not such shareholder should tender shares of ATL Common Stock in the Tender Offer or how such shareholder should vote on the proposed Merger. This opinion is limited to the fairness, from a financial point of view, of the Cash Consideration to be received in the Transaction by the holders of ATL Common Stock (other than Philips and its affiliates), and BT Alex. Brown expresses no opinion as to the merits of the underlying decision by ATL to engage in the Transaction.

BT Alex. Brown, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. BT Alex. Brown will receive a fee for its services as financial advisor to ATL in connection with the Transaction, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon the delivery of this opinion. BT Alex. Brown also acted as financial advisor to ATL with respect to the spin-off in April 1998 of SonoSight, Inc., formerly a business division of ATL, for which services BT Alex. Brown has received compensation. BT Alex. Brown maintains a market in ATL Common Stock and regularly publishes research reports regarding the medical device and equipment industry and the businesses and securities of ATL and other publicly owned companies in the medical device and equipment industry. In the ordinary course of business, BT Alex. Brown and its affiliates may actively trade or hold the securities and other instruments and obligations of ATL and Philips or their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is BT Alex. Brown's opinion that, as of the date of this letter, the Cash Consideration to be received in the Transaction by the holders of ATL Common Stock (other than Philips and its affiliates) is fair, from a financial point of view, to such holders.

                                          Very truly yours,
                                          /s/ BT Alex. Brown Incorporated

                                          BT ALEX. BROWN INCORPORATED

                                 EXHIBIT INDEX

EXHIBIT                                            DESCRIPTION                                           PAGE NO.
---------  --------------------------------------------------------------------------------------------  ---------
 *+(a)(1)  Offer to Purchase dated August 4, 1998. ....................................................
 *+(a)(2)  Letter of Transmittal. .....................................................................
   (a)(3)  Text of press release issued by the Company dated July 29, 1998. ...........................
 * (a)(4)  Letter to shareholders of the Company dated August 4, 1998. ................................
 + (a)(5)  Form of Summary Advertisement dated August 4, 1998. ........................................
 * (a)(6)  Opinion of BT Alex. Brown Incorporated. ....................................................
      (b)  Not applicable. ............................................................................
 + (c)(1)  Agreement and Plan of Merger dated as of July 29, 1998. ....................................
   (c)(2)  Employment Agreement of Mr. Fill dated as of July 29, 1998. ................................
   (c)(3)  Employment Agreement of Mr. Diaz dated as of July 29, 1998. ................................
   (c)(4)  Employment Agreement of Mr. Blem dated as of July 29, 1998. ................................
   (c)(5)  Employment Agreement of Mr. Souquet dated as of July 29, 1998. .............................
   (c)(6)  Employment Agreement of Ms. Dunlap dated as of July 29, 1998. ..............................

------------------------

*   Included in materials delivered to shareholders of the Company.

+ Filed as an exhibit to Merger Sub's Tender Offer Statement on Schedule 14D-1 dated August 4, 1998, and incorporated herein by reference.